Exhibit 99.2

Consolidated financial statements

44	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated income statements

For the period ended September 30 (in millions of Canadian dollars, except share amounts) (unaudited)		Three months		Nine months
	Note	2023	2022	2023	2022

Operating revenues	3	6,080	6,024	18,200	17,735

Operating costs	3, 5	(3,413)	(3,436)	(10,350)	(9,973)

Severance, acquisition and other costs	6	(10)	(22)	(159)	(75)

Depreciation		(937)	(914)	(2,791)	(2,738)

Amortization		(295)	(267)	(874)	(793)

Finance costs

Interest expense		(373)	(298)	(1,076)	(827)

Net return on post-employment benefit plans	12	27	13	81	38

Impairment of assets	7	–	(21)	(34)	(129)

Other expense	8	(129)	(130)	(319)	(134)

Income taxes	9	(243)	(178)	(786)	(745)

Net earnings		707	771	1,892	2,359

Net earnings attributable to:

Common shareholders		640	715	1,694	2,188

Preferred shareholders		47	39	139	108

Non-controlling interest		20	17	59	63

Net earnings		707	771	1,892	2,359

Net earnings per common share – basic and diluted	10	0.70	0.78	1.86	2.40

Weighted average number of common shares outstanding – basic (millions)		912.3	911.9	912.2	911.3

Consolidated financial statements

Consolidated statements of comprehensive income

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2023	2022	2023	2022

Net earnings		707	771	1,892	2,359

Other comprehensive income (loss), net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $17 million and $115 million for the three months ended September 30, 2023 and 2022, respectively, and $25 million and $89 million for the nine months ended September 30, 2023 and 2022, respectively		(46)	(314)	(68)	(243)

Items that will not be reclassified to net earnings

Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($59) million and $151 million for the three months ended September 30, 2023 and 2022, respectively, and $39 million and ($179) million for the nine months ended September 30, 2023 and 2022, respectively (1)	12	158	(412)	(105)	491

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended September 30, 2023 and 2022, and ($3) million and ($14) million for the nine months ended September 30, 2023 and 2022, respectively		(1)	2	15	(2)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($6) million and ($21) million for the three months ended September 30, 2023 and 2022, respectively and nil and ($25) million for the nine months ended September 30, 2023 and 2022, respectively		16	56	(1)	67

Other comprehensive income (loss)		127	(668)	(159)	313

Total comprehensive income		834	103	1,733	2,672

Total comprehensive income attributable to:

Common shareholders		765	41	1,536	2,494

Preferred shareholders		47	39	139	108

Non-controlling interest		22	23	58	70

Total comprehensive income		834	103	1,733	2,672

(1)

The discount rate used to value our post-employment benefit obligations at September 30, 2023 was 5.7% compared to 5.0% at June 30, 2023 and 5.3% at December 31, 2022. The discount rate used to value our post-employment benefit obligations at September 30, 2022 was 5.1% compared to 5.3% at June 30, 2022 and 3.2% at December 31, 2021.

46	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	September 30, 2023	December 31, 2022

ASSETS

Current assets

Cash		569	99

Cash equivalents		50	50

Trade and other receivables		3,838	4,138

Inventory		636	656

Contract assets		404	436

Contract costs		590	540

Prepaid expenses		338	244

Other current assets		312	324

Total current assets		6,737	6,487

Non-current assets

Contract assets		251	288

Contract costs		732	603

Property, plant and equipment		30,158	29,256

Intangible assets		16,491	16,183

Deferred tax assets		114	84

Investments in associates and joint ventures	8	326	608

Post-employment benefit assets	12	3,299	3,559

Other non-current assets		1,241	1,355

Goodwill	4	11,023	10,906

Total non-current assets		63,635	62,842

Total assets		70,372	69,329

LIABILITIES

Current liabilities

Trade payables and other liabilities		4,354	5,221

Contract liabilities		798	857

Interest payable		258	281

Dividends payable		910	867

Current tax liabilities		279	106

Debt due within one year	11	5,171	4,137

Total current liabilities		11,770	11,469

Non-current liabilities

Contract liabilities		271	228

Long-term debt	11	29,532	27,783

Deferred tax liabilities		4,954	4,953

Post-employment benefit obligations	12	1,225	1,311

Other non-current liabilities		1,313	1,070

Total non-current liabilities		37,295	35,345

Total liabilities		49,065	46,814

EQUITY

Equity attributable to BCE shareholders

Preferred shares	14	3,742	3,870

Common shares		20,859	20,840

Contributed surplus	14	1,230	1,172

Accumulated other comprehensive loss		(145)	(55)

Deficit		(4,716)	(3,649)

Total equity attributable to BCE shareholders		20,970	22,178

Non-controlling interest	4	337	337

Total equity		21,307	22,515

Total liabilities and equity		70,372	69,329

Consolidated financial statements

Consolidated statements of changes in equity

		Attributable to BCE shareholders

For the period ended September 30, 2023 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total	Non- controlling interest	Total equity

Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515

Net earnings		–	–	–	–	1,833	1,833	59	1,892

Other comprehensive loss		–	–	–	(53)	(105)	(158)	(1)	(159)

Total comprehensive (loss) income		–	–	–	(53)	1,728	1,675	58	1,733

Common shares issued under employee stock option plan		–	19	(1)	–	–	18	–	18

Other share-based compensation		–	–	21	–	(25)	(4)	–	(4)

Repurchase of preferred shares	14	(128)	–	38	–	–	(90)	–	(90)

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,787)	(2,787)	–	(2,787)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(35)	(35)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(20)	–	(20)	–	(20)

Disposition of production studios	4	–	–	–	–	–	–	(23)	(23)

Other		–	–	–	(17)	17	–	–	–

Balance at September 30, 2023		3,742	20,859	1,230	(145)	(4,716)	20,970	337	21,307

		Attributable to BCE shareholders

For the period ended September 30, 2022 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non- controlling interest	Total equity

Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941

Net earnings		–	–	–	–	2,296	2,296	63	2,359

Other comprehensive (loss) income		–	–	–	(183)	489	306	7	313

Total comprehensive (loss) income		–	–	–	(183)	2,785	2,602	70	2,672

Common shares issued under employee stock option plan		–	176	(7)	–	–	169	–	169

Other share-based compensation		–	–	9	–	(33)	(24)	–	(24)

Repurchase of preferred shares	14	(118)	–	3	–	–	(115)	–	(115)

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,625)	(2,625)	–	(2,625)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(36)	(36)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(1)	–	(1)	–	(1)

Other		–	–	–	(19)	19	–	–	–

Balance at September 30, 2022		3,885	20,838	1,162	10	(3,254)	22,641	340	22,981

48	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

Consolidated statements of cash flows

For the period ended September 30 (in millions of Canadian dollars) (unaudited)		Three months		Nine months
	Note	2023	2022	2023	2022

Cash flows from operating activities

Net earnings		707	771	1,892	2,359

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	10	22	159	75

Depreciation and amortization		1,232	1,181	3,665	3,531

Post-employment benefit plans cost	12	23	48	75	151

Net interest expense		358	282	1,034	805

Impairment of assets	7	–	21	34	129

Losses (gains) on investments	8	1	–	(78)	(53)

Net equity losses from investments in associates and joint ventures	8	–	–	377	42

Income taxes	9	243	178	786	745

Contributions to post-employment benefit plans		(12)	(14)	(40)	(128)

Payments under other post-employment benefit plans		(16)	(17)	(48)	(47)

Severance and other costs paid		(55)	(44)	(119)	(102)

Interest paid		(451)	(385)	(1,160)	(954)

Income taxes paid (net of refunds)		(167)	(150)	(531)	(409)

Acquisition and other costs paid		–	(1)	(5)	(7)

Change in contract assets		(8)	(20)	70	35

Change in wireless device financing plan receivables		16	(6)	81	121

Net change in operating assets and liabilities		80	130	(619)	16

Cash flows from operating activities		1,961	1,996	5,573	6,309

Cash flows used in investing activities

Capital expenditures		(1,159)	(1,317)	(3,552)	(3,495)

Business acquisitions	4	1	(3)	(220)	(142)

Business dispositions	4	1	(1)	209	53

Spectrum licences		(3)	(3)	(159)	(3)

Other investing activities		(16)	(8)	(1)	9

Cash flows used in investing activities		(1,176)	(1,332)	(3,723)	(3,578)

Cash flows used in financing activities

(Decrease) increase in notes payable		(300)	(34)	(484)	622

Increase in securitized receivables		–	700	–	700

Issue of long-term debt	11	1,161	–	3,864	945

Repayment of long-term debt		(920)	(270)	(1,565)	(1,773)

Repurchase of a financial liability	13	–	–	(149)	–

Issue of common shares		–	1	18	169

Purchase of shares for settlement of share-based payments		(44)	(49)	(179)	(206)

Repurchase of preferred shares	14	(27)	–	(90)	(115)

Cash dividends paid on common shares		(883)	(839)	(2,604)	(2,473)

Cash dividends paid on preferred shares		(35)	(27)	(136)	(94)

Cash dividends paid by subsidiaries to non-controlling interest		(13)	(11)	(35)	(36)

Other financing activities		(5)	2	(20)	(26)

Cash flows used in financing activities		(1,066)	(527)	(1,380)	(2,287)

Net increase (decrease) in cash		119	(13)	470	294

Cash at beginning of period		450	596	99	289

Cash at end of period		569	583	569	583

Net (decrease) increase in cash equivalents		(400)	150	–	150

Cash equivalents at beginning of period		450	–	50	–

Cash equivalents at end of period		50	150	50	150

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2022 annual consolidated financial statements, approved by BCE’s board of directors on March 2, 2023.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

NOTE 1	Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada.

NOTE 2	Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 1, 2023. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2022, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Adoption of amendments to accounting standards

As required, we adopted the following amendments to accounting standards issued by the IASB in May 2023.

Standard	Description	Impact

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 – Income Taxes	These amendments require that entities apply IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules (Pillar Two). As an exception to the requirements in IAS 12, entities do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

In May 2023, we adopted the amendments to IAS 12 retrospectively. As required, we applied the exception and do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

The adoption of these amendments did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023 and any changes will be reflected in our financial statements for the year ended December 31, 2023.

50	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

NOTE 3	Segmented information

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source).

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended September 30, 2023 and 2022.

For the three month period ended September 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		4,655	626	–	5,281

Inter-segment service revenues		7	84	(91)	–

Operating service revenues		4,662	710	(91)	5,281

External/Operating product revenues		799	–	–	799

Total external revenues		5,454	626	–	6,080

Total inter-segment revenues		7	84	(91)	–

Total operating revenues		5,461	710	(91)	6,080

Operating costs	5	(2,997)	(507)	91	(3,413)

Adjusted EBITDA (1)		2,464	203	–	2,667

Severance, acquisition and other costs	6				(10)

Depreciation and amortization					(1,232)

Finance costs

Interest expense					(373)

Net return on post-employment benefit plans	12				27

Impairment of assets	7				–

Other expense	8				(129)

Income taxes	9				(243)

Net earnings					707

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Notes to consolidated financial statements

For the three month period ended September 30, 2022	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		4,562	631	–	5,193

Inter-segment service revenues		8	88	(96)	–

Operating service revenues		4,570	719	(96)	5,193

External/Operating product revenues		831	–	–	831

Total external revenues		5,393	631	–	6,024

Total inter-segment revenues		8	88	(96)	–

Total operating revenues		5,401	719	(96)	6,024

Operating costs	5	(2,995)	(537)	96	(3,436)

Adjusted EBITDA (1)		2,406	182	–	2,588

Severance, acquisition and other costs	6				(22)

Depreciation and amortization					(1,181)

Finance costs

Interest expense					(298)

Net return on post-employment benefit plans	12				13

Impairment of assets	7				(21)

Other expense	8				(130)

Income taxes	9				(178)

Net earnings					771

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

The following tables present financial information by segment for the nine month periods ended September 30, 2023 and 2022.

For the nine month period ended September 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		13,767	2,039	–	15,806

Inter-segment service revenues		21	256	(277)	–

Operating service revenues		13,788	2,295	(277)	15,806

External/Operating product revenues		2,394	–	–	2,394

Total external revenues		16,161	2,039	–	18,200

Total inter-segment revenues		21	256	(277)	–

Total operating revenues		16,182	2,295	(277)	18,200

Operating costs	5	(8,881)	(1,746)	277	(10,350)

Adjusted EBITDA (1)		7,301	549	–	7,850

Severance, acquisition and other costs	6				(159)

Depreciation and amortization					(3,665)

Finance costs

Interest expense					(1,076)

Net return on post-employment benefit plans	12				81

Impairment of assets	7				(34)

Other expense	8				(319)

Income taxes	9				(786)

Net earnings					1,892

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

52	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

For the nine month period ended September 30, 2022	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE

Operating revenues

External service revenues		13,498	2,105	–	15,603

Inter-segment service revenues		22	260	(282)	–

Operating service revenues		13,520	2,365	(282)	15,603

External/Operating product revenues		2,132	–	–	2,132

Total external revenues		15,630	2,105	–	17,735

Total inter-segment revenues		22	260	(282)	–

Total operating revenues		15,652	2,365	(282)	17,735

Operating costs	5	(8,506)	(1,749)	282	(9,973)

Adjusted EBITDA (1)		7,146	616	–	7,762

Severance, acquisition and other costs	6				(75)

Depreciation and amortization					(3,531)

Finance costs

Interest expense					(827)

Net return on post-employment benefit plans	12				38

Impairment of assets	7				(129)

Other expense	8				(134)

Income taxes	9				(745)

Net earnings					2,359

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

Services (1)

Wireless	1,828	1,759	5,317	5,086

Wireline data	2,032	1,987	6,054	5,914

Wireline voice	717	739	2,165	2,266

Media	626	631	2,039	2,105

Other wireline services	78	77	231	232

Total services	5,281	5,193	15,806	15,603

Products (2)

Wireless	672	692	1,924	1,797

Wireline	127	139	470	335

Total products	799	831	2,394	2,132

Total operating revenues	6,080	6,024	18,200	17,735

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Notes to consolidated financial statements

NOTE 4	Business acquisitions and disposition

Acquisition of FX Innovation

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.

The allocation of the purchase price includes provisional estimates and has been primarily allocated to goodwill.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2023

Cash consideration paid	145

Cash consideration payable	12

Contingent consideration	6

Total cost to be allocated	163

Trade and other receivables	23

Prepaid expenses	4

Finite-life intangibles	4

Other non-current assets	3

Trade payables and other liabilities	(15)

Contract liabilities	(3)

Debt due within one year	(5)

11

Cash and cash equivalents	1

Fair value of net assets acquired	12

Goodwill (1)	151

(1)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of cash-generating units (CGUs).

Operating revenues of $29 million from FX Innovation are included in the income statements from the date of acquisition. BCE’s consolidated operating revenues for the nine months ended September 30, 2023 would have been $18,243 million had the acquisition of FX Innovation occurred on January 1, 2023. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2023.

Proposed acquisition of the Canadian out-of-home media business of OUTFRONT Media Inc.

On October 23, 2023, Bell Media announced it plans to acquire the Canadian out-of-home media business of OUTFRONT Media Inc. The transaction is valued at $410 million, subject to certain adjustments, and is expected to close in the first half of 2024, subject to regulatory approval and other closing conditions. The acquisition of the Canadian out-of-home media business of OUTFRONT Media Inc. is expected to support Bell Media’s digital media strategy and to deliver impactful, multi-channel marketing solutions coast-to-coast. The results of the Canadian out-of-home media business of OUTFRONT Media Inc. will be included in our Bell Media segment.

Acquisition of EBOX and other related companies

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired companies are included in our Bell CTS segment.

54	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total

Cash consideration	153

Total cost to be allocated	153

Other non-cash working capital	5

Property, plant and equipment	5

Indefinite-life intangible assets (1)	17

Finite-life intangible and other assets (2)	15

Trade payables and other liabilities	(17)

Contract liabilities	(5)

Deferred tax liabilities	(9)

11

Cash and cash equivalents	14

Fair value of net assets acquired	25

Goodwill (3)	128

(1)	Consists of brand and digital assets.

(2)	Consists mainly of customer relationships.

(3)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of cash-generating units.

Operating revenues of $29 million from EBOX are included in the income statements for the nine months ended September 30, 2022. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2022.

Disposition of production studios

On May 3, 2023, we completed the previously announced sale of our 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million). See Note 8, Other expense for additional details.

The results of operations of the production studios up to the date of disposition on May 3, 2023 did not have a significant impact on our revenue or net earnings in 2023.

The following table summarizes the carrying value of the assets and liabilities sold, which were previously classified as held for sale at March 31, 2023.

2023

Trade and other receivables	1

Prepaid expenses	1

Property, plant and equipment	179

Intangible assets	4

Goodwill	76

Total assets	261

Trade payables and other liabilities	10

Contract liabilities	3

Debt due within one year	11

Long-term debt	82

Deferred tax liabilities	3

Total liabilities	109

Non-controlling interest	23

Net assets sold	129

Notes to consolidated financial statements

NOTE 5	Operating costs

		Three months		Nine months

For the period ended September 30	Note	2023	2022	2023	2022

Labour costs

Wages, salaries and related taxes and benefits		(1,066)	(1,067)	(3,284)	(3,192)

Post-employment benefit plans service cost (net of capitalized amounts)	12	(50)	(61)	(156)	(189)

Other labour costs (1)		(264)	(268)	(788)	(752)

Less:

Capitalized labour		299	296	926	839

Total labour costs		(1,081)	(1,100)	(3,302)	(3,294)

Cost of revenues (2)		(1,842)	(1,862)	(5,632)	(5,284)

Other operating costs (3)		(490)	(474)	(1,416)	(1,395)

Total operating costs		(3,413)	(3,436)	(10,350)	(9,973)

(1)	Other labour costs include contractor and outsourcing costs.

(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

NOTE 6	Severance, acquisition and other costs

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

Severance	(12)	(9)	(121)	(65)

Acquisition and other	2	(13)	(38)	(10)

Total severance, acquisition and other costs	(10)	(22)	(159)	(75)

Severance costs

Severance costs consist of charges related to involuntary and voluntary employee terminations.

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

NOTE 7	Impairment of assets

2023

Impairment charges for the nine months ended September 30, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2022

Impairment charges for the three and nine months ended September 30, 2022 of $21 million and $129 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

56	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

NOTE 8	Other expense

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	(128)	(74)	(109)	(80)

(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets	(21)	(5)	7	(9)

Equity (losses) income from investments in associates and joint ventures

Loss on investment	–	–	(377)	(42)

Operations	(14)	(38)	12	(35)

(Losses) gains on investments	(1)	–	78	53

Early debt redemption costs	–	–	(1)	(18)

Interest income	15	7	42	13

Other	20	(20)	29	(16)

Total other expense	(129)	(130)	(319)	(134)

Equity (losses) income from investments in associates and joint ventures

In Q2 2023, we recorded a loss on investment of $377 million, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.

We recorded a loss on investment of $42 million for the nine months ended September 30, 2022, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.

(Losses) gains on investments

On May 3, 2023, we completed the previously announced sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million. See Note 4, Business acquisitions and disposition for additional details.

In Q2 2022, we recorded a gain on investment of $14 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

On March 1, 2022, we completed the sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch), a consulting business that specializes in the optimization of business processes and implementation of technological solutions, which was included in our Bell CTS segment. We recorded cash proceeds of $54 million and a gain on sale of $39 million (before tax expense of $2 million).

Gains on disposals of property, plant and equipment

In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

NOTE 9	Income taxes

During Q3 2022, various uncertain tax positions were favourably resolved, which resulted in the reversal of tax liabilities.

NOTE 10	Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

Net earnings attributable to common shareholders – basic	640	715	1,694	2,188

Dividends declared per common share (in dollars)	0.9675	0.9200	2.9025	2.7600

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	912.3	911.9	912.2	911.3

Assumed exercise of stock options (1)	–	0.4	0.1	0.6

Weighted average number of common shares outstanding – diluted (in millions)	912.3	912.3	912.3	911.9

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 7,429,588 for the third quarter of 2023 and 3,165,118 for the first nine months of 2023, compared to 3,244,990 for the third quarter of 2022 and nil for the first nine months of 2022.

Notes to consolidated financial statements

NOTE 11	Debt

On August 11, 2023, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-60 medium-term note (MTN) debentures, with a principal amount of $600 million, which mature on November 14, 2028. Additionally, on the same date, Bell Canada issued under its 1997 trust indenture, 5.60% Series M-61 MTN debentures, with a principal amount of $400 million, which mature on August 11, 2053.

On May 11, 2023, Bell Canada issued, under its 2016 trust indenture, 5.100% Series US-8 Notes, with a principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars), which mature on May 11, 2033. The Series US-8 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 13, Financial assets and liabilities, for additional details.

On February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 MTN debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN debentures, with a principal amount of $450 million, which mature on February 9, 2053.

The Series M-58, M-59, M-60 and M-61 MTN debentures and the Series US-8 Notes are fully and unconditionally guaranteed by BCE.

In Q2 2023, Bell Canada reclassified its 4.00% Series 10 debentures with a principal amount of $225 million, which mature on May 27, 2024, from long-term debt to debt due within one year.

In Q1 2023, Bell Canada reclassified its 2.70% Series M-44 MTN debentures with a total principal amount of $1 billion and its 0.75% US-3 Notes with a principal amount of $600 million in U.S. dollars ($777 million in Canadian dollars), which mature on February 27, 2024 and March 17, 2024, respectively, from long-term debt to debt due within one year.

Credit facilities

In Q3 2023, Bell Mobility Inc. entered into a $600 million U.S. dollars uncommitted trade loan agreement to finance certain purchase obligations. Loan requests may be made until April 30, 2024, with each loan having a term of up to 24 months. As at September 30, 2023, $120 million U.S. dollars ($162 million in Canadian dollars) had been drawn under this loan agreement. The loan agreement has been hedged for foreign currency fluctuations. See Note 13, Financial assets and liabilities, for additional details.

NOTE 12	Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

Components of post-employment benefit plans service cost

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

DB pension	(32)	(48)	(96)	(145)

DC pension	(33)	(27)	(101)	(91)

OPEBs	(1)	(1)	(1)	(1)

Less:

Capitalized benefit plans cost	16	15	42	48

Total post-employment benefit plans service cost	(50)	(61)	(156)	(189)

Components of post-employment benefit plans financing income

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

DB pension	38	21	112	63

OPEBs	(11)	(8)	(31)	(25)

Total net return on post-employment benefit plans	27	13	81	38

58	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

NOTE 13	Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			September 30, 2023		December 31, 2022

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	28,180	25,142	25,061	23,026

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)	(1)	Non-observable market inputs (level 3) (2)

September 30, 2023

Publicly-traded and privately-held investments (3)	Other non-current assets	227	8	–		219

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(205)	–	(205)		–

Other	Other non-current assets and liabilities	121	–	197		(76)

December 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	–		206

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	108	–	184		(76)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive income (loss) in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to Deficit in the statements of financial position when realized.

(4)

Represented BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

Market risk

Currency exposures

In Q3 2023, we entered into cross currency interest rate swaps with a notional amount of $120 million in U.S. dollars ($162 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans under our uncommitted trade loan agreement maturing in 2025. The fair value of these cross currency swaps at September 30, 2023 was nil. See Note 11, Debt, for additional details.

In Q2 2023, we entered into cross currency interest rate swaps with a notional amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) to hedge the U.S. currency exposure of our US-8 Notes maturing in 2033. The fair value of these cross currency interest rate swaps at September 30, 2023 was a net asset of $18 million recognized in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position. See Note 11, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $11 million (loss of $63 million) recognized in net earnings at September 30, 2023 and a gain (loss) of $104 million recognized in Other comprehensive income (loss) at September 30, 2023, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $6 million recognized in Other comprehensive income (loss) at September 30, 2023, with all other variables held constant.

Notes to consolidated financial statements

The following table provides further details on our outstanding foreign currency forward contracts and options at September 30, 2023.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item

Cash flow (1)	USD	1,192	CAD	1,608	2023	Loans

Cash flow	USD	270	CAD	367	2023	Commercial paper

Cash flow	USD	232	CAD	288	2023	Anticipated purchases

Cash flow	PHP	778	CAD	18	2023	Anticipated purchases

Cash flow	USD	824	CAD	1,046	2024	Anticipated purchases

Cash flow	PHP	2,885	CAD	69	2024	Anticipated purchases

Cash flow	USD	88	CAD	115	2025	Anticipated purchases

Economic	USD	39	CAD	49	2023	Anticipated purchases

Economic – call options	CAD	56	USD	39	2023	Anticipated purchases

Economic – put options	USD	84	CAD	109	2023	Anticipated purchases

Economic – call options	USD	60	CAD	80	2023	Anticipated purchases

Economic	USD	130	CAD	171	2024	Anticipated purchases

Economic – options (2)	USD	120	CAD	153	2024	Anticipated purchases

Economic – call options	USD	244	CAD	327	2024	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	519	CAD	675	2024	Anticipated purchases

Economic – options (2)	USD	60	CAD	78	2025	Anticipated purchases

Economic – call options	USD	540	CAD	694	2025	Anticipated purchases

Economic – put options	USD	360	CAD	461	2025	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program.

(2)	Foreign currency options with a leverage provision and a profit cap limitation.

Interest rate exposures

In 2023, we sold interest rate swaptions with a notional amount of $125 million maturing in Q4 2023, for $1 million, to hedge economically the fair value of our Series M-57 MTN debentures. The fair value of these swaptions at September 30, 2023 was a liability of $4 million recognized in Trade payables and other liabilities in the statements of financial position. A loss of $3 million for the three and nine months ended September 30, 2023 relating to these interest rate swaptions is recognized in Other expense in the income statements.

In 2023, we entered into interest rate swaps with a notional amount of $250 million to hedge the fair value of our Series M-57 MTN debentures maturing in 2032. The fair value of these interest rate swaps at September 30, 2023 was a liability of $11 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In Q3 2023, we entered into forward starting interest rate swaps with a notional amount of $400 million to hedge the fair value of our series M-61 MTN debentures maturing in 2053. The fair value of these interest rate swaps at September 30, 2023 was a liability of $16 million recognized in Other non-current liabilities in the statements of financial position. See Note 11, Debt, for additional details.

In Q3 2023, we entered into an amortizing interest rate swap with an initial notional amount of $197 million, to hedge the interest rate exposure on other debt maturing in 2028. The fair value of the amortizing interest rate swap at September 30, 2023 was a net asset of $1 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.

In Q2 2023, we sold interest rate swaptions with a notional amount of $375 million, for $3 million, to hedge economically the fair value of our Series M-52 MTN debentures. These swaptions were exercised in Q2 2023, giving rise to a loss of $1 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $375 million hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of these interest rate swaps at September 30, 2023 was a liability of $20 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In Q1 2023, we sold interest rate swaptions with a notional amount of $250 million, for $2 million, to hedge economically the fair value of our Series M-53 MTN debentures maturing in 2027. In Q1 2023, we also sold interest rate swaptions with a notional amount of $425 million, for $2 million, to hedge economically the floating interest rate exposure relating to our Series M-53 MTN debentures. These swaptions matured unexercised in Q2 2023. A gain of nil and $4 million for the three and nine months ended September 30, 2023, respectively, relating to these interest rate swaptions is recognized in Other expense in the income statements.

In 2022, we entered into interest rate swaps with a notional amount of $500 million to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. The fair value of these interest rate swaps at September 30, 2023 and December 31, 2022 is a liability of $30 million and $14 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million Canadian dollars to hedge economically the basis rate exposure on future debt issuances. In 2023, the maturity date of $445 million of these cross currency basis rate swaps was extended to 2024 resulting in an increase in their notional amount to $644 million at September 30, 2023. The fair value of these cross currency basis rate swaps at September 30, 2023 and December 31, 2022 was a liability of $20 million and $33 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $7 million and a gain of $13 million for the three and nine months ended September 30, 2023, respectively, relating to these basis rate swaps is recognized in Other expense in the income statements.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at September 30, 2023 and December 31, 2022 was nil and a liability of $1 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of

60	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

financial position. A gain of nil and $1 million for the three and nine months ended September 30, 2023, respectively, relating to these leveraged interest rate options is recognized in Other expense in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $30 million (gain of $27 million) recognized in net earnings at September 30, 2023, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $10 million recognized in net earnings at September 30, 2023, with all other variables held constant.

Equity price exposures

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2023 and December 31, 2022 was a net liability of $167 million and $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $128 million and $109 million for the three and nine months ended September 30, 2023, respectively, relating to these equity forward contracts is recognized in Other expense in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $28 million recognized in net earnings at September 30, 2023, with all other variables held constant.

NOTE 14	Share capital

Conversion and dividend rate reset of BCE First Preferred Shares

Effective on September 30, 2023, the annual fixed dividend rate on BCE’s Cumulative Redeemable First Preferred Shares, Series AQ, was reset for the next five years at 6.538% from 4.812%.

On March 1, 2023, 3,635,351 of BCE’s fixed rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2023, 351,634 of BCE’s Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE’s Series AC Preferred Shares was reset for the next five years, effective March 1, 2023, at 5.08%. The Series AD Preferred Shares will continue to pay a monthly cash dividend.

Dividends are paid as and when declared by the board of directors of BCE.

Normal course issuer bid for BCE First Preferred Shares

For the three and nine months ended September 30, 2023, BCE repurchased and canceled 1,574,700 and 5,135,650 First Preferred Shares with a stated capital of $39 million and $128 million for a total cost of $27 million and $90 million, respectively. The remaining $12 million and $38 million were recorded to contributed surplus for the three and nine months ended September 30, 2023, respectively.

Subsequent to quarter end, BCE repurchased and canceled 1,010,586 First Preferred Shares with a stated capital of $26 million for a total cost of $16 million. The remaining $10 million was recorded to contributed surplus.

On November 1, 2023, BCE’s Board of Directors authorized the company to renew its normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend from November 9, 2023 to November 8, 2024, or an earlier date should BCE complete its purchases under the NCIB.

Redemption of BCE’s Series AO First Preferred Shares

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

Notes to consolidated financial statements

NOTE 15	Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Nine months

For the period ended September 30	2023	2022	2023	2022

Employee savings plan	(7)	(8)	(22)	(22)

Restricted share units (RSUs) and performance share units (PSUs)	(10)	(13)	(54)	(59)

Other (1)	(1)	–	(3)	(3)

Total share-based payments	(18)	(21)	(79)	(84)

(1)	Includes deferred share units and stock options.

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended September 30, 2023.

RSUs/PSUs

Number of RSUs/PSUs

Outstanding, January 1, 2023	3,124,187

Granted	1,067,017

Dividends credited	151,201

Settled	(940,968)

Forfeited	(78,882)

Outstanding, September 30, 2023	3,322,555

Stock options

	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2023	7,802,108	61

Exercised (1)	(306,139)	60

Forfeited or expired	(11,408)	63

Outstanding and exercisable, September 30, 2023	7,484,561	61

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2023 was $63.

62	BCE INC. 2023 THIRD QUARTER SHAREHOLDER REPORT